LEADING BRANDS, INC.
(the “Company”)

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 (Canada) Continuous Disclosure Obligations, the Company hereby advises of the results of the voting on the matters submitted to the Annual General Meeting of shareholders of the Company held on Wednesday, July 19, 2017. At the Meeting, the shareholders were asked to consider certain matters outlined in the Notice of Annual General Meeting and Information Circular dated June 16, 2017.

The matters voted upon at the Meeting and the results of the voting were as follows:

	For	Against	Withheld / Abstain	Not Voted
1. Elect as Director: James Corbett	782,536	0	440,116	1,143,689
2. Appointment of BDO Dunwoody LLP as auditors of the Company and authorizing Directors to fix their remuneration	2,157,822	0	208,519	0

Dated this 19th day of July 2017

LEADING BRANDS, INC.

Per: “Marilyn Kerzner”
Director of Corporate Affairs